MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

STEVEN RISTORCELLI, P. GEO.

I, Steven Ristorcelli, P. Geo., do hereby certify that I am currently employed as Principal Geologist by Mine Development Associates, Inc., 210 South Rock Blvd., Reno, Nevada 89502 and:

1.

I graduated with a Bachelor of Science degree in Geology from Colorado State University in 1977 and a Master of Science degree in Geology from the University of New Mexico in 1980. I have worked as a geologist for a total of 28 years since my graduation from undergraduate university.

2.	I am a Registered Professional Geologist in the states of California (#3964) and Wyoming (#153) and a Certified Professional Geologist (#10257) with the American Institute of Professional Geologists.

3.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

4.

I am responsible for the preparation of sections 17 and parts of section 13 but contributed to, reviewed and am familiar with all other sections of this technical report titled Technical Report on the El Dorado Project Gold and Silver Resources, Republic of El Salvador dated July 31, 2006 (the “Technical Report”). I visited numerous times over the years and most recently the project April 25 to May 3, 2006.

5.	I have had prior involvement with the property having visited it four times in the last 3 years and having estimated resources of the project.

6.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

7.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

8.

I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st day of July, 2006.

“Steve Ristorcelli”

Steven Ristorcelli
Print Name of Qualified Person

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053